Exhibit 19.1

INSIDER TRADING/ETHICALWALLS

A. General

Section 204A of the Advisers Act requires every investment adviser to establish, maintain, and enforce written policies and procedures reasonably designed, taking into consideration the nature of such investment adviser’s business, to prevent the misuse of material, nonpublic information by such investment adviser or any person associated with such investment adviser.

B. Insider Trading Policy

Although “insider trading” is not defined in securities laws, it is generally thought to be described as trading either personally or on behalf of others on the basis of material non- public information or communicating material non-public information to others in violation of the law.

The law prohibits individuals from trading securities of a company when they are in possession of material, non-public information relating to such company.

1.	Material Information. Information is material if there is a reasonable likelihood that a person would consider the information important in making an investment decision or the information, if made public, would likely affect the market price of a company’s securities. Material information may include:

(a)	sales and earnings results or estimates (or changes thereto if previously published);

(b)	significant losses of client accounts;

(c)	proposed mergers, acquisitions, divestitures or joint ventures;

(d)	stock repurchase plans and stock splits;

(e)	securities offerings;

(f)	litigation and investigations;

(g)	changes in control or extraordinary management developments;

(h)	extraordinary borrowings or other liquidity problems; and

(i)	other similar items.

Information is considered to be “non-public” unless it has been adequately disclosed to the public, which means that the information must be publicly disclosed and adequate time must have passed for the securities markets to digest the information. Examples of adequate disclosure include public filings with securities regulatory authorities and the issuance of press releases, and may also include meetings with members of the press and public.

2.	Tipping. U.S. law also prohibits individuals from disclosing material, non-public information to another person (i.e. tipping) so that such person may purchase or sell securities on the basis of such information. Consequently, employees may not disclose non-public information, including information obtained as a result of activities outside of KACALP, to: (i) any person not employed by KACALP, or (ii) any person employed by KACALP unless such employee needs to know the information for business purposes. Employees and independent directors of the public funds who hold seats on the boards of other public companies should take special care to avoid disclosing material, non-public information regarding such other public companies to other KACALP employees. In certain circumstances, it may be necessary to establish ethical walls pursuant to KACALP’s Ethical Wall Policy in order to wall off the person in possession of material non- public information.

3.	Sanctions. Severe penalties exist for firms and individuals that engage in the act of insider trading, including civil injunctions, disgorgement of profits and jail sentences. Further, fines for individuals and firms found guilty of insider trading are levied in amounts up to three times the profit gained or loss avoided, and up to the greater of $1,000,000 or three times the profit gained or loss avoided, respectively.

If you have a question as to whether information is material or has been adequately disclosed to the public, you must contact the GC or CCO and abstain from disclosing the information or trading in the affected securities until you have been authoritatively informed that the information is not material or has been publicly disclosed to, and digested by, the marketplace.

4.	Trading Windows. All directors, officers, and employees shall only be permitted to purchase or sell KACALP’s publicly traded securities (KYN, KNRG, and KBDC) as set forth below or as otherwise determined by KACALP’s GC and CCO.

Blackout Period. No blackout period will be imposed on securities transactions in KNRG and KYN in the normal course of business. Each of KNRG and KYN report portfolio holdings and/or net asset value on a regular basis.

KBDC will impose a blackout period for trades in its securities beginning on the first day of each calendar quarter through the date of the quarterly earnings call. During the blackout period, trades (buys and sells) in shares of KBDC will be prohibited. The blackout period will be lifted at the conclusion of the quarterly earnings call. Please note that the blackout periods are subject to change depending on material events within the portfolio or pending corporate actions at KBDC.

Prohibited Transactions. All directors, officers, and employees shall not engage in (i) derivative instruments based on, or (ii) short selling of, securities of KYN, KBDC and KNRG.

C. Ethical Wall Policy

1.	General. KACALP has implemented the following policy and procedures to prevent the misuse and the appearance of misuse of confidential non-public information. When KACALP begins to work on a transaction involving a financing, restructuring, merger or other significant corporate transaction, KACALP may possess information affecting an issuer that is not publicly available. Yet, while one person or group is receiving the confidential non- public information, other parts of KACALP may be engaged in activities involving the publicly traded securities of the issuer. Under the law, and in consideration of its professional responsibilities, KACALP must not use material non-public information improperly to benefit KACALP or its clients in the public securities market. Indeed, KACALP must avoid even the appearance of so misusing non-public information. For the purposes of this policy, confidential information is considered material if it would be relevant to an investor in making a decision to buy or sell a security. Information normally is considered confidential non- public until it has effectively been circulated to the general public by means such as a news wire story, press release or filing with the Securities and Exchange Commission.

KACALP employees with confidential non-public information must not disclose it to anyone who does not have a proper “need to know.” This policy of non-disclosure, known as the “Ethical Wall,” is designed to keep the information confidential. While there are circumstances in which trading or dissemination of research must be restricted, reliance on a successfully operating Ethical Wall allows KACALP to minimize such restrictions. In doing so, the Ethical Wall permits KACALP personnel in non-affected areas to continue to engage in activities involving an issuer’s securities without signaling to the marketplace that KACALP is working on a transaction with the issuer.

Adherence to the Ethical Wall policy may, at times, limit the performance of portfolio managers that are not privy to non-public information possessed elsewhere in KACALP. Nonetheless, adherence to this policy is mandatory. However, this policy is not intended to increase standards of law or regulation applicable to KACALP or to provide clients with rights they would not otherwise have.

Any KACALP employee that believes he or she has come into possession of non-public information with respect to another company should immediately consult with the GC or CCO concerning what, if any, action should be taken. Unless advised to the contrary by the GC or CCO, the employee may not engage in transactions in the related securities of the issuer for any purpose and avoid further disclosure of the information.

The Compliance Department are responsible for approving and implementing the procedures established under this Policy. As part of its responsibilities, the Legal and Compliance Department will surveil and review personal trading activity in securities of companies on KACALP’s Restricted and Gray Lists. In addition, where appropriate, the Legal and Compliance Department will make inquiries and conduct investigations regarding the use of non-public information in connection with these specific Procedures.

On an annual basis, all KACALP employees will be required to certify that they have read and will comply with all aspects of this Policy.

2.	Policy Operation. To control access to non-public information, a formal Ethical Wall has been erected within KACALP, as follows:

•	Each of the private transaction groups within KACALP is surrounded by an Ethical Wall. The private transaction groups encompass those persons who are engaged in creating, structuring, negotiating and consummating private investments. As of the date of the update of this Policy, the following private transaction groups are surrounded by an Ethical Wall: Private Credit, Energy Private Equity, the PIPE Transaction Team within the Public Closed-End Funds Group, and Real Estate Private Equity.

The locations of these walls has been determined based on (i) the likelihood that the investment professionals within the private transaction groups are likely to come into possession of confidential non-public information, (ii) the need to shield other investment professionals to prevent the potential or perceived misuse of that information, and (iii) the need to allow other groups and investment professionals to engage in activities involving an issuer while an investment professional in the private transaction group is in possession of non-public information related to the issuer.

The establishment of this barrier is not intended to suggest that, within the private transaction groups, non-public information can circulate freely. Even within this area, a “need to know” policy is fully in effect. Nor is it intended that all communications between KACALP personnel in different walled off groups be completely prohibited. Such communications, however, should be conducted in accordance with the guidelines below.

3.	Crossing the Ethical Wall. Certain KACALP personnel are required to transcend the Ethical Wall. The Chairman, CEO/CIO, CFO, CAO, GC, and CCO, when performing their overall management, compliance or counseling responsibilities, are required to have ongoing contact with senior personnel across KACALP. These discussions occasionally may require that non- public information about transactions or issuers be communicated. Such personnel who have obtained non-public information from a walled-off area in the course of their exercise of general managerial, compliance or counseling responsibilities may not participate in or use that information to influence trading decisions or strategies, research analyses or recommendations or other activities involving the affected issuers, nor may they pass that information to others for use in such activities.

If personnel on the knowledgeable side of an Ethical Wall determine that communication of non- public information to personnel on the other side of such Ethical Wall is required (for example, if a portfolio manager decides that the assistance of a research analyst would be beneficial in evaluating a prospective acquisition), they must obtain the approval of the GC and/or CCO. If personnel on the unknowledgeable side of an Ethical Wall engage in trading, research, advisory or other activity involving the issuer, ordinarily they will be required to immediately cease such activity upon receiving material non-public information about the issuer. The GC and/or CCO must be notified of and approve such wall crossings prior to the communication of non-public information.

When bringing an employee “over the Ethical Wall” is under consideration, the following procedures must be followed:

i.	A senior member of the private transaction group must consider whether the need to disclose such information to the employee outweighs the risk and consequences of bringing him or her over the wall (including the fact that the activities of the employee brought over the wall in his/her normal role may be limited after receiving such information).

ii.	Prior to any employee being brought over the wall, a senior member of the transaction team must obtain approval (which may be written or verbal) from the GC or CCO.

iii.	Prior to being brought over the wall and being granted access to any material non-public information, the GC or CCO shall have that employee agree that he/she has read and that he/she will comply with all aspects of KACALP’s Insider Trading/Ethical Walls Policy. E-mail will suffice when obtaining the employee’s written acknowledgement.

iv.	Once over the wall, the employee will be treated similarly to any other member of the private transaction group with respect to the issuer and information in question. The employee must treat and safeguard any material non-public information conveyed to him or her as set forth in this Policy.

v.	Disclosure of material non-public information to the employee should be limited to information that is necessary to accomplish the purpose of bringing the employee over the wall.

Personnel brought “over the Ethical Wall” will be restricted from engaging in their customary activities with respect to the issuers involved in the transaction from the time they receive material non-public information until that information either is made available to the general public or ceases to be material. In relation to the particular transaction, personnel brought over the Ethical Wall will be viewed as members of the group primarily responsible for the transaction and usually can be given access to all information necessary to enable them to work on the transaction. Other than with respect to the issuers involved in the particular transaction, they may continue to work in their normal area of operation. For this reason, extreme care should be taken to ensure they are not put in possession of non-public information about other transactions or issuers that might prejudice or inhibit the proper performance of their other functions in their normal area of operation.

4.	Ethical Wall Safeguards. Personnel on the knowledgeable side of the Ethical Wall must conduct all oral and written business protected by the Ethical Wall outside of the trading area and other common areas;

•	are strongly encouraged to conduct such business and communications in a closed office; and

•	must not attempt to communicate any trading strategies or trading intentions regarding issuers that are protected by the Ethical Wall.

•	Any confidential non-public information possessed by a private transaction group should be maintained in a secure manner that is not readily accessible and outside of common areas. Reasonable efforts should be made to protect the confidentiality of such non- public information.

Without advance permission from the GC or CCO, KACALP personnel outside of the private transaction groups are not permitted access to files or other information possessed by the private transaction groups. Exceptions to this prohibition are provided to legal and compliance personnel to the extent necessary to carry out their responsibilities within Kayne Anderson. Certain provisions of the Ethical Wall reflect explicit requirements of the federal securities laws and exchange or other regulatory body rules. In compelling circumstances, regulatory bodies may grant exceptions to certain of these provisions. Other provisions have been adopted as a matter of KACALP policy or are based on general requirements in the federal securities laws or exchange or other regulatory body rules and related policies without dictating their specific content. Where appropriate, and for good cause shown, exceptions may be granted to such provisions by the GC or CCO.

D. Gray List and Restricted List

On occasion, it may not be possible to rely solely on Ethical Wall policies to control possible misuse or the appearance of misuse of confidential non-public information. As discussed below, KACALP has adopted Gray and Restricted List procedures to supplement the Ethical Wall.

It is the responsibility of the senior investment professional involved in a transaction to assure that GC and/or CCO is contacted at the appropriate time to place an issuer, or a subsidiary of an issuer on the Gray List or Restricted List. The following section is intended to serve as a general guide to understanding the Gray List and Restricted List. Nevertheless, each transaction is different. It will not always be clear how a particular case should be handled. Questions regarding placement of an issuer on the Gray list or Restricted List and the effects of these restrictions should be directed to the GC and/or CCO.

1.	Placing Issuers on the Restricted List. Generally, an issuer will be placed on the Restricted List if KACALP personnel are aware of confidential non-public information in connection with a proposed transaction that has a more likely than not prospect of being consummated. The senior officers of each private transaction group (or a designee thereof) will notify the GC and /or CCO that an issuer should be placed on the restricted list. In cases where confidential non-public information concerning an issuer is material to an investment decision with respect to another issuer, the latter issuer should be included in the Restricted List at the time the former issuer is included in the Restricted List. Unless the GC and/or CCO determine that an issuer should not be placed on the Restricted List, the GC and/or CCO will notify Compliance and Risk Management via email. Compliance or Risk Management will then add the issuer to the Restricted List maintained in the Firm’s order management system, which restricts these issuers from being bought or sold.

2.	Placing Issuers on the Gray Lists. An issuer should be placed on a Gray List in cases where KACALP personnel become aware of confidential non-public information concerning a public company, but no transaction is more likely than not to be consummated in connection therewith. For the avoidance of doubt, where an executed confidentiality agreement has been entered into with a company, such company will be added to the Gray List. The senior officers of each private transaction group will notify the GC and/or the CCO that an issuer should be placed on the Gray List. Unless the GC or CCO determines that an issuer should not be placed on the Gray List, the GC and/or CCO will notify Compliance via email.

3.	Removing Issuers from the Restricted or Gray List. The senior officers of each private transaction group (or a designee thereof) will notify either the GC and/or the CCO that an issuer that they placed on the Restricted List should be removed from the Restricted List. Issuers can be removed from the Restricted List when a deal has been consummated and announced or if the deal has been terminated. The GC and/or the CCO will notify Compliance and Risk Management via email of their decision. Compliance or Risk Management will then take the appropriate action of updating the Restricted List.

4.	Effect of Inclusion on the Gray Lists and Restricted List. The Gray List and Restricted List are primarily designed to prevent misuse or the appearance of misuse of confidential non-public information. Each issuer shall be added to the Restricted or Gray List (as appropriate) within KACALP’s ComplySci system (KACALP’s employee security trading and pre- clearance system) and KACALP employees will not be allowed to purchase or sell securities of issuers on the Gray Lists or Restricted List for their own account. While inclusion on the Restricted List prohibits transactions in funds and accounts under management, trades may be effected in issuers on the Gray List in accordance with this Policy and as permitted by the GC and CCO. Affected personnel should not disclose to anyone else within KACALP any information regarding the halting of specific trades due to inclusion on the Restricted or Gray List. However, such disclosure is allowed if the GC or CCO has specifically authorized such disclosure on the ground that it is clear no material non-public information would be communicated by such disclosure.

E. Value-Add Investors

Funds managed by KACALP may accept investments from so-called “Value-Add Investors”. Although the term Value-Add Investor is not defined in the Advisers Act or elsewhere, it is generally understood to refer to an investor who may provide some benefit to an adviser (such as industry expertise or access to individuals in the investor's network) beyond just the value of that individual's investment. Examples of such investors could include, but are not limited to, executive-level officers or directors of a company or personnel that are affiliated with other investment advisers and/or private funds.

1.	MNPI-Related Issues

In certain circumstances, due to the nature of their position, certain Value-Add Investors may possess MNPI. Therefore, employees should always remain alert to the possibility that they could inadvertently come into possession of MNPI when communicating with such Value- Add Investors. Employees should consult with the CCO with respect to discussions of potentially sensitive topics (e.g., specific information about the investor's employer) with a known Value-Add Investor.

If there is any question whether information received from an investor could be MNPI, employees must notify the CCO immediately and otherwise act in accordance with the Insider Trading and Ethical Walls policies and procedures described above.